Exhibit 99.1

26 June 2023

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, provides the following notification of transactions by persons discharging managerial responsibilities (each, a "PDMR" and, collectively, “PDMRs”). Burford also provides a correction relating to the number of Burford’s ordinary shares of nil par value (“Shares”) granted to certain PDMRs on March 22, 2023.

Investment in Shares through Burford employee deferred compensation plan

Co-Chief Operating Officer David Perla and General Counsel and Chief Administrative Officer Mark Klein have used their respective cash compensation to invest in Shares through the Burford employee deferred compensation plan. These investments, both made on June 20, 2023, total 1,785 Shares for Mr Perla and 2,021 Shares for Mr Klein.

Further details about the Burford employee deferred compensation plan can be found in Burford’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023. In essence, Burford employees are able to elect to defer cash compensation, without incurring current taxes, into the Burford employee deferred compensation plan, which in turn permits the full amount of that deferred cash compensation to be allocated to the Shares (or to other investment options). This is a tax-efficient way for employees to continue to accumulate exposure to the Shares.

Estate planning by Mr Molot

On June 20, 2023, 0.240722%, 0.942582% and 4.431822% interests in Jonathan Molot LLC (“JM LLC”), a company which is controlled by Chief Investment Officer Jonathan Molot and which holds 6,000,000 Shares, were transferred from Jonathan T. Molot 2020 Trust No. 2, Jonathan T. Molot May 2021 Trust and Jonathan T. Molot 2022 Trust, respectively, to Mr Molot. Ongoing annual movement of ownership interests in JM LLC back-and-forth between Mr Molot and annual trusts established by Mr Molot, of which he and his family members are the beneficiaries, is expected as a normal part of the US estate planning undertaken.

On June 21, 2023, Mr Molot transferred certain additional interests in JM LLC as follows:

●23.489522% to Jonathan T. Molot June 2023 Trust;
●0.137747% to Jonathan T. Molot August 2022 Trust;
●0.040944% to Jonathan T. Molot 2021 Trust; and
●0.482027% to Jonathan T. Molot 2017 Remainder Trust.

The Notification of Dealing Forms for each of the transactions set forth above are included at the end of this announcement.

Correction to number of Shares previously granted to certain PDMRs

Due to a minor rounding error when calculating grants made to PDMRs on March 22, 2023, the incorrect numbers were reported in an announcement made publicly available and furnished to the US Securities and Exchange Commission on March 22, 2023. Mr Arnott, Mr Klein, Mr Licht, Ms O’Connell, Mr Perla and Ms Will were each granted 36,874 Shares, not 36,873 Shares as previously reported (difference of one Share each). As a result, the total number of Shares held by each PDMR as of March 22, 2023 was 303,878 for Mr Arnott, 147,202 for Mr Klein, 140,086 for Mr Licht, 236,760 for Ms O’Connell, 265,675 for Mr Perla and 436,823 for Ms Will.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Arnav Kapoor

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements which are forward-looking statements, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	David Perla
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Co-Chief Operating Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Allocation of fully vested notional Ordinary Shares equivalent to a deferred amount of cash compensation under Burford's deferred compensation plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$ 12.94	1,785

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	20 June 2023

(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Mark Klein
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of General Counsel and Chief Administrative Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Allocation of fully vested notional Ordinary Shares equivalent to a deferred amount of cash compensation under Burford's deferred compensation plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$ 12.94	2,021

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	20 June 2023
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	David Perla
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Co-Chief Operating Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Notional Ordinary Shares
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Allocation of unvested notional Ordinary Shares pursuant to the provisions of Burford's deferred compensation plan due to vest in 2024

(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$ Nil	607

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	22 June 2023
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Mark Klein
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of General Counsel and Chief Administrative Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Notional Ordinary Shares

Identification code	GG00BMGYLN96
(b) Nature of the transaction	Allocation of unvested notional Ordinary Shares pursuant to the provisions of Burford's deferred compensation plan due to vest in 2024
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$ Nil	687

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	22 June 2023
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Notional Ordinary Shares
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Allocation of unvested notional Ordinary Shares pursuant to the provisions of Burford's deferred compensation plan due to vest in 2024
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$ Nil	22,754

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	22 June 2023
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot 2020 Trust No. 2
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.240722% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$12.785	14,443.32

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	20 June 2023
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot
2	Reason for the notification

	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.240722% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot 2020 Trust No. 2
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$12.785	14,443.32

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	20 June 2023
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated

	(a) Name	Jonathan T. Molot May 2021 Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.942582% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$12.785	56,554.92

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	20 June 2023
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.942582% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot May 2021 Trust
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$12.785	56,554.92

	(d) Aggregated information ● Aggregated volume ● Price	N/A

(e) Date of the transaction	20 June 2023
(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot 2022 Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	4.431822% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to the Jonathan T. Molot
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$12.785	265,909.32

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	20 June 2023
(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	4.431822% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot 2022 Trust
	(c) Price(s)and volume(s)	Price(s)	Volume(s)

	$12.785	265,909.32

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	20 June 2023
(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	23.489522% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A

(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot June 2023 Trust
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$12.730	1,409,371.32

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	21 June 2023
(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot June 2023 Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

(a) Description of the financial instrument, type of instrument	23.489522% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
Identification code	N/A
(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$12.730	1,409,371.32

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	21 June 2023
(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.137747% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot August 2022 Trust
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$12.730	8,264.82

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	21 June 2023
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot August 2022 Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.137747% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$12.730	8,264.82

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	21 June 2023
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot
2	Reason for the notification

	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.040944% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot 2021 Trust
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$12.730	2,456.64

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	21 June 2023
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated

	(a) Name	Jonathan T. Molot 2021 Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.040944% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$12.730	2,456.64

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	21 June 2023
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.482027% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot 2017 Remainder Trust
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$12.730	28,921.62

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	21 June 2023

(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot 2017 Remainder Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.482027% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$12.730	28,921.62

	(d) Aggregated information	N/A

● Aggregated volume ● Price
(e) Date of the transaction	21 June 2023
(f) Place of the transaction	N/A